UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: May 16, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

NOTICE TO THE ANNUAL GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2026 Tel.38/PR 000/COP-M0000000/2026

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), herewith invites all the Company’s shareholders to attend the  Company’s Annual General Meeting of Shareholders for the Financial Year 2025 (the “Meeting”) which will be held on:

Day / Date	:	Monday, June 8, 2026
Time	:	14.00 WIB – Finish
Venue	:	Online through the Electronic General Meeting System facility (“eASY.KSEI”) at https://akses.ksei.co.id/ provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)

Pursuant to  Financial Services Authority (“Otoritas Jasa Keuangan” or “OJK”) Regulation Number 15/POJK.04/2020 concerning the Planning and Implementation of General Meetings of Shareholders of Public Companies (“POJK 15/2020”) and OJK Regulation Number 14 of 2025 concerning the Implementation of General Meetings of Shareholders, General Meetings of Bondholders, and General Meetings of Sukuk Holder Electronically (“POJK 14/2025”), the Meeting will be held electronically using the e-GMS system provided by KSEI, namely eASY.KSEI.

The Meeting will be conducted with the following agendas:

Agenda 1:

Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners’ Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding Program for the Financial Year 2025, and granting full release and discharge of responsibilities (volledig acquit et de charge) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2025.

Explanation:

This agenda is carried out based on the following provisions:

1.
Article 69 paragraph (1) of Law No. 40 of 2007 on Limited Liability Companies as lastly amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law (“Job Creation Law”) (“Company Law”);
2.
Article 15H of Law No. 19 of 2003 on State-Owned Enterprise (“SOE”) as lastly amended by Law No. 16 of 2025 on Fourth Changes of Law No. 19 Year 2003 on State Owned Enterprise (“SOE Law”);
3.
Article 33 of Minister of SOE Regulation No. PER-1/MBU/03/2023 on Special Assignments and Social and Environmental Responsibility Programs of SOE (“MSOE Regulation 1/2023”); and
4.
Article 19 paragraph (8) and (9) of the Company’s Articles of Association, with due observance to the provisions of: (i) Article 26 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

Agenda 2:

Determination on Utilization of the Company’s Net Profit for the Financial Year 2025.

Explanation:

This agenda is carried out based on the following provisions:

1.
Article 70 and Article 71 of the Company Law; and
2.
Article 22 paragraph (2) letter b and Article 27 of the Company’s Articles of Association,

whereby the determination on utilization of the Company’s net profit requires the Meeting’s approval, with due observance to the provisions of: (i) Article 26 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

Agenda 3:

Determination of Salaries/Honorarium, Benefits, and Allowances for Financial Year 2026, as well as Remuneration for Performance of Financial Year 2025 for the Company’s Management.

Explanation:

This agenda is carried out based on the following provisions:

1.
Article 96 and Article 113 of Company Law;
2.
Article 76 paragraph (1), Article 81 paragraph (2) and Article 83 paragraph (2) Minister of SOE Regulation No. PER-3/MBU/03/2023 on Organizations and Human Resources of SOEs ("MSOE Regulation 3/2023”); and

NOTICE TO THE ANNUAL GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2026 Tel.38/PR 000/COP-M0000000/2026
3.
Article 11 paragraph (14) and Article 14 paragraph (24) of the Company’s Articles of Association, with due observance to the provisions of: (i) Article 26 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of OJK Regulation 15/2020.

Agenda 4:

Determination of Public Accountant and/or Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Company’s Financial Report of the Micro and Small Business Funding Program (MSBF) for Financial Year of 2026.

Explanation:

This agenda is carried out based on the following provisions:

1.
Article 71 paragraph (1) of SOE Law;
2.
Article 59 of POJK 15/2020;
3.
Article 33 paragraph (3) of MSOE Regulation 1/2023;
4.
Article 32 paragraph (1) of Minister of SOE Regulation No. PER-2/MBU/03/2023 on Guidelines for the Governance and Significant Corporate Activities of SOEs (“MSOE Regulation 2/2023"); and
5.
Article 22 paragraph (2) point c jo. Article 15 paragraph (2) point b.a.5 of the Company’s Articles of Association,

whereby the Appointment of the Public Accounting Firm to audit the Company’s Financial Statements for the Financial Year 2026 and the Financial and Implementation Report of the Company’s Micro and Small Business Program for the Financial Year 2026 must be resolved in a Meeting by considering the Board of Commissioners’ recommendation, with due observance to the provisions of: (i) Article 26 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

Agenda 5:

Approval of Share Buyback.

Explanation:

This agenda is carried out based on the following provisions:

1.
Article 2 paragraph (3) of OJK Regulation No. 29 of 2023 on Buyback of Shares Issued by Public Companies (“POJK 29/2023”);
2.
Article 41 paragraph (1) of POJK 15/2020;
3.
Article 26 paragraph (1) of Articles of Association of the Company;

This Agenda is conducted to obtain shareholder approval for the proposed buyback of shares that have been issued and listed on the Indonesia Stock Exchange (“IDX”), as disclosed in the Information Disclosure submitted on May 1, 2026 regarding the Information Disclosure in connection with the Proposed Share Buyback in order to comply with the provisions of Financial Services Authority Regulation No. 29 of 2023 on the Buyback of Shares Issued by Public Companies (“POJK 29/2023”).

Agenda 6:

Delegation of Authority for Approval of the Company’s Long-Term Plan (Rencana Jangka Panjang Perusahaan or “RJPP”) for the period 2026-2030 and the Company’s Work Plan and Budget (Rencana Kerja dan Anggaran Perusahaan or “RKAP”) 2027 including its amendments from the GMS to the party appointed by the GMS.

Explanation:

This agenda is carried out based on the provisions of:

1.
Article 63 paragraph (1) and (2) and Article 64 paragraph (1) and (2) of the Company Law;
2.
Article 15G paragraph (5) and (6) of the SOE Law;
3.
Article 92 and Article 95 paragraph (1), (2), and (4) of the MSOE Regulation 2/2023; and
4.
Article 17 paragraph (1), (3) and (4) and Article 18 paragraph (1), (2) and (3) of the Company’s Articles of Association,

whereby the RJPP and RKAP must be approved by the Meeting and the Meeting may delegate the authority for said approval to the Board of Commissioners with the prior approval of the majority holder of Series B Shares, namely PT Danantara Asset Management (Persero) (“DAM”). While still observing the principle of transparency in accordance with the provisions in the capital market sector, the Company further requests the Meeting’s approval for the delegation of authority for the approval of the 2026-2030 RJPP and the 2027 RKAP to the Board of Commissioners with the prior approval of the majority holder of Series B Shares (DAM).

Agenda 7:

Amendment to the Company’s Articles of Association

NOTICE TO THE ANNUAL GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2026 Tel.38/PR 000/COP-M0000000/2026

Explanation:

This agenda is carried out based on the provisions of:

1.
Article 19 paragraph (1) of Company Law;
2.
Article 2 paragraph (3) of the SOE Law;
3.
Article 42 of POJK 15/2020;
4.
Article 5 of the Regulation of the Central Bureau of Statistics No. 7 of 2025 on the Indonesia Standard Industrial Classification (“BPS Regulation 7/2025”);
5.
Article 5 paragraph (1) and paragraph (4) letter c point 1.1 and Article 29 of the Company’s Articles of Association, with due observance to the provisions of: (i) Article 26 paragraph (5) of the Company’s Articles of Association; and (ii) Article 42 of POJK 15/2020.

The Amendments to the Articles of Association are essentially in the framework of the reclassification of shares of the Company and the adjustment of Company’s Activities to Indonesia Standard Industrial Classification (KBLI).

Amendment of the Articles of Association of the Company Regarding the Shares Reclassification

•
The amendment to the Articles of Association is intended for the purpose of the reclassification of Series B shares owned by the State-Owned Enterprises Regulatory Agency ("BP BUMN") into Series A Dwiwarna shares in accordance with the provisions of the Law on State-Owned Enterprises (BUMN Law),
•
The Shares reclassification constitutes a follow-up to the transfer of Series B shares owned by PT Danantara Aset Management (Persero) (“DAM”) to BP BUMN pursuant to Shares Transfer Agreement entered into between DAM and BP BUMN dated 5 January 2026, as notified by DAM through its letter regarding the Execution of Shares Transfer Agreement of PT Telkom Indonesia (Persero) Tbk No. SR.006/DI-DAM/DO-2026 dated 6 January 2026, and as notified by BP BUMN through its letter regarding the Execution of Shares Transfer Agreement of PT Telkom Indonesia (Persero) Tbk No. S-17/BPU/01/2026 dated 6 January 2026,
•
Following this reclassification, the Republic of Indonesia holds 1% (one percent) share ownership in the Company, consisting of Series A Dwiwarna shares through BP BUMN.

Amendment of the Articles of Association of the Company Regarding the Adjustment of Company’s Activities to KBLI

•
The adjustment of Company’s activities in Article 3 paragraph (2) of the Articles of Association of the Company pursuant to the provisions of BPS Regulation 7/2025.

Agenda 8:

Changes to the Management of the Company.

Explanation:

The agenda is carried out based on the provisions of:

1.
Article 94 paragraph (1) and Article 111 paragraph (1) of the Company Law;
2.
Article 15 paragraph (1) and Article 27 paragraph (1) of the SOE Law;
3.
Article 14 paragraph (1) and Article 49 paragraph (1) of Government Regulation No. 45 of 2005 on the Establishment, Management, Supervision, and Dissolution of State-Owned Enterprises as amended by Government Regulation No. 23 of 2022 (“GR 45/2005”);
4.
Article 3 paragraph (1) and Article 26 of OJK Regulation No. 33/POJK.04/2014 on the Board of Directors and Board of Commissioners of Issuers or Public Companies (“POJK 33/2014”);
5.
Article 38 paragraph (6) letter b and Article 42 paragraph (6) letter b of MSOE Regulation 3/2023; and
6.
Article 5 paragraph (4) letter c point 3, Article 5 paragraph (4) letter c point 1.3, Article 11 paragraph (6) and Article 14 paragraph (7) of the Company’s Articles of Association, whereby the members of the management of the Company are appointed and dismissed by the Meeting which must be attended and approved by the Series A Dwiwarna shareholder, with due observance to the provisions of Article 26 paragraph (4) of the Company’s Articles of Association.

Notes:

1.
This meeting invitation is an official invitation to the meeting to the Company's Shareholders, so that the company's Board of Directors does not send a separate invitation to the Company's Shareholders.

2.
The Shareholders who are entitled to attend or to be represented in the Meeting are Shareholders whose names are registered in the Company’s Shareholders Register on May 13, 2026 at 16.15 WIB, or the owners of securities account balances at the Collective Depository of KSEI at the closing of shares trading on May 13, 2026 ("Shareholders").

NOTICE TO THE ANNUAL GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2026 Tel.38/PR 000/COP-M0000000/2026

3.
The Company urges that the Shareholders register their presence electronically through the eASY KSEI facility or give the power of attorney to the Company’s Securities Administration Bureau (Biro Administrasi Efek/“BAE”), which is PT Datindo Entrycom through the eASY.KSEI facility with the following procedures:
a.
The Shareholders must be registered in advance through the securities ownership reference (“AKSes KSEI”/Acuan Kepemilikan Sekuritas KSEI) facility through the link https://akses.ksei.co.id which is provided by KSEI.
b.
The power of attorney is available for the registered Shareholders through eASY.KSEI at https://easy.ksei.co.id.
c.
In the event that the Shareholders are unable to access eASY.KSEI, the power of attorney may be downloaded on the Company’s website www.telkom.co.id, to grant their power of attorney and vote in the Meeting.
d.
The Shareholders may declare their power of attorney and vote, change the appointment of the proxies and/or choice of a vote for the Meeting agenda, or revoke the power of attorney from the date of the Meeting invitation until 1 (one) business day before the Meeting starts, at 12:00 WIB.

4.
The registration process for the Shareholders who will attend the Meeting electronically through eASY.KSEI must pay attention to the following matters:
a.
The Shareholders mentioned below must register their attendance electronically in eASY.KSEI on the date of the Meeting from 10:00 WIB to 14:00 WIB:
i.
Local individual type Shareholders who have not provided a declaration of presence or power of attorney in eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
ii.
Local individual type Shareholders who have provided a declaration of attendance but have not cast their votes minimal for 1 (one) Meeting agenda on eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
iii.
Proxies of the Shareholders who have given power of attorney to the independent representatives or individual representatives but have not cast their votes minimal for 1 (one) Meeting Agenda on eASY.KSEI until the specified time limit; and/or
iv.
Proxies of the Shareholders who have given power of attorney to the participant/intermediary (custodian bank or securities company) and have cast their votes in eASY.KSEI until the specified time limit.
b.
The Shareholders who have given a declaration of presence or power of attorney to the independent representative or individual representative and have cast their votes for the Meeting agenda in eASY.KSEI, until the specified time limit, does not need to register attendance electronically in eASY.KSEI.
c.
Any delay or failure in the electronic registration process for any reason will result in the Shareholders or their proxies being unable to attend the Meeting electronically, and their shares ownership will not be counted for the attendance quorum.

5.
Guidelines for registration, along with the use, and further explanation regarding eASY.KSEI and KSEI AKSes are available in KSEI website at https://akses.ksei.co.id and https://easy.ksei.co.id, as well as from the Meeting Rules on the Company’s website www.telkom.co.id.

6.
The Notary, assisted by the Company’s BAE, will check and count the votes for the Meeting resolution made based on the Meeting agenda, including the votes submitted by the Shareholders through eASY.KSEI, as well as those submitted at the Meeting.

7.
The materials that will be discussed at the Meeting are available in the Company’s website www.telkom.co.id, starting from the date of this Invitation until the date of the Meeting.

8.
The Company does not provide food and beverages, as well as souvenirs.

9.
The Company may re-announce should there be any changes and/or additional information on the Meeting procedures with regards to prevailing rules and regulations.

Thank you for your attention.

Jakarta May 16, 2026

Directors

PT Telkom Indonesia (Persero) Tbk